Room 4561

August 23, 2006

Mr. William Hughes
Executive Vice President, General Counsel
and Secretary
Tibco Software Inc.
3303 Hillview Avenue
Palo Alto, CA 94304

> **Re: Tibco Software Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2005**
> **Filed February 10, 2006**
> **Form 8-K Filed July 6, 2006**
> **File No. 000-26579**

Dear Mr. Hughes:

We have reviewed your response letter dated August 10, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2005

Notes to Consolidated Financial Statements

Note 5. Accounts Receivable and Allowances for Doubtful Accounts, Returns and Discounts, page F-24

1.   We note that your DSO appears to have increased to 94 days as of November 30, 2005 from 77 days as of November 30, 2004. Please describe for us, in

reasonable detail, the reasons for this apparent increase. Please tell us about your normal payment terms and describe any changes in the payment terms you offer or your collection policies and practices. As part of your response, tell us how you have considered the collectibility criteria within paragraph 8 of SOP 97-2 when recognizing revenue. Further, please quantify your DSO for each quarter of fiscal 2006 and explain any fluctuations.

<u>Form 8-K Filed July 6, 2006</u>

2. We note your response to prior comment number 2 and the example disclosure and it remains unclear what your basis is for disclosing that the inclusion of the non-GAAP measures provides comparability to your peers. In this regard, we note that this disclosure contradicts your later disclosure that your non-GAAP measures "may be different from non-GAAP measures used by other companies." In view of this, please revise to remove the disclosure that you include the non-GAAP measures to provide a consistent method of comparison "to the performance of competitors and peers group companies." Alternatively, further explain to us why no revision is necessary.

3. We note your response to prior comment number 4 and it remains unclear to us how you are able to conclude that the amortization of developed technology and intangibles is not considered a part of your "core business operational performance" considering these technologies are included in the products from which you continue to derive revenue. Similarly, it is unclear why stock-based compensation is not included when such compensation is a performance incentive for employees. While we note that these costs may be subject to only limited management influence or control over the short term, they nonetheless appear to represent part of your operating results. In view of this, please remove references to "core business operational performance" throughout your disclosure. Alternatively, further explain to us why no revision is necessary.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

       You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief